MEMO DATE: April 28, 2016 TO: Home Federal Bank Employees FROM Jason Wallen, Learning & Development Manager RE: Travel Expenses Related to HFB Integration Training As we move closer to bank conversion weekend, Home Federal Bank Integration Training will soon be in full swing. Most employees have reviewed the Integration Training Course Catalog & Calendar and signed up for the courses relevant to their role. The following courses are offered in a hands-on, training room setting and attendance may cause some HFB employees to incur travel expenses:  Branch Operations  General Loan Inquiry & Systems Review  Introduction to Consumer Lending  Streamline – Deposit Platform  Vertex Teller / VSoft Branch Capture Please, review the information below to understand how Great Western Bank will process needed hotel reservations and additional travel expenses prior to conversion. Timecards Until further notice, HFB employees are asked to follow their existing HFB policy in regards to reporting their time while traveling and attending training classes. GWB will provide its policy and more direction will be provided to employees to cover any changes in the near future. Hotel Reservations The following criteria should be used to determine if an employee would require a hotel reservation for a specific training class:  The employee must travel more than 90 minutes, from the employee’s regular branch location, to attend any single day training class.  The employee must travel more than 60 minutes, from the employee’s regular branch location, for any two consecutive days of training classes. Learning & Development (L&D) has contacted Branch Managers at locations which fit these criteria. L&D will gather the information necessary to arrange hotel accommodations on each employee’s behalf. Lodging expenses will be direct billed by the hotel to a GWB Corporate Credit Card. HFB employees will not be required to individually pay for these hotel rooms. L&D will address any specific hotel booking questions with branch employees when providing the final reservation information. Filed by Great Western Bancorp, Inc. Commission File No. 001-36688 Filed Pursuant to Rule 425 Under the Securities Act of 1933 and Deemed Filed Pursuant to Rule 14a-12 Under the Securities Exchange Act of 1934. Subject Company: HF Financial Corp. Commission File No. 033-44383 Date: April 28, 2016

If your branch has not been contacted and you feel there is a need for hotel accommodations; please contact Mindy Koll at the contact number listed below. Mileage If using your personal vehicle to attend an Integration Training course, you will be eligible for mileage reimbursement in accordance with the GWB Travel Policy. Be sure to retain the following information for each occurrence in order to accurately complete your GWB expense report.  Title of training course attended  Date of training course attended  Total number of miles driven (round-trip) Mileage will be covered at a rate of $0.54 per mile and reimbursed through the GWB May month-end expense reporting process. You will receive payment on or about June 20, 2016, in the form of a direct deposit to your account. Employee Meals Employee meals while traveling to or from an Integration Training course are eligible for reimbursement in accordance with the GWB Travel Policy. Key points to remember:  A catered lunch is provided on-site for all full day training sessions.  Keep an itemized receipt for any outside meals purchased, noting the names of any other employees present. A credit card receipt is not sufficient. Your receipt should indicate the actual items purchased.  GWB expects all employees to use reasonable limits when expensing meals. “Reasonable” is a matter of judgement as costs can vary by location. The following should be used as guidelines for meal expenses. o Breakfast $15.00 o Lunch $20.00 o Dinner $30.00 Meal expenses outside of class will be an out of pocket expense, unless you have received a GWB purchasing card which can be used beginning May 16 th . Like mileage, out of pocket expenses will be reimbursed through the May month-end expense reporting process. GWB Expense Reporting The HFB staff is scheduled to take online training outlining the GWB expense reporting process during the week of May 30 th . After completion of the training, staff will be able to complete an expense report for costs incurred during Integration Training activities. Once submitted and approved these expenses will be paid on the June 20 th payroll. If there are additional questions in regards to how to handle business related travel expenses prior to conversion, please contact: Mindy Koll, Training Consultant, Home Federal Bank mkoll@homefederal.com 605-333-7552

Forward-Looking Statements This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements about Great Western’s and HF Financial’s expectations, beliefs, plans, predictions, forecasts, objectives, assumptions, future events or performance with respect to the proposed merger are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as “anticipates,” “believes,” “can,” “could,” “may,” “predicts,” “potential,” “should,” “will,” “estimate,” “plans,” “projects,” “continuing,” “ongoing,” “expects,” “intends” and similar words or phrases. In particular, the statements included in this press release concerning the anticipated completion of the merger and the expected closing date are not historical facts and are forward-looking. Accordingly, the forward-looking statements in this press release are only predictions and involve estimates, known and unknown risks, assumptions and uncertainties that could cause actual results to differ materially from those expressed; therefore, you are cautioned not to place undue reliance on such statements. Any forward-looking statements are qualified in their entirety by reference to the factors discussed in the sections titled “Risk Factors” and "Cautionary Statement Regarding Forward-Looking Statements" in the Proxy Statement/Prospectus and, more generally, to the discussion in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Great Western’s Annual Report on Form 10-K for the fiscal year ended September 30, 2015, and the discussion in the sections entitled “Risk Factors” and “Forward-Looking Statements” in HF Financial’s Annual Report on Form 10-K for the fiscal year ended June 30, 2015. Further, any forward- looking statement speaks only as of the date on which it is made, and neither Great Western nor HF Financial undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. Important Additional Information and Where to Find It In connection with the Merger Agreement, Great Western has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that contains the Proxy Statement/Prospectus, as well as other relevant documents concerning the proposed transaction. STOCKHOLDERS OF HF FINANCIAL ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT GREAT WESTERN, HF FINANCIAL AND THE PROPOSED TRANSACTION. The Registration Statement, including the Proxy Statement/Prospectus, and other relevant materials, and any other documents filed by Great Western and HF Financial with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. Documents filed by Great Western with the SEC, including the Registration Statement, may also be obtained free of charge from Great Western’s website (www.greatwesternbank.com) under the “Investor Relations” heading and the “SEC Filings” sub-heading, or by directing a request to Great Western’s Investor Relations contact, David Hinderaker at david.hinderaker@greatwesternbank.com. Documents filed by HF Financial with the SEC may also be obtained free of charge from HF Financial's website (www.homefederal.com) under the “Investor Relations” heading and the “SEC Filings” sub-heading, or by directing a request to HF Financial's Investor Relations contact, Pamela F. Russo at prusso@homefederal.com.

Participants in a Solicitation Great Western, HF Financial, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of HF Financial, in connection with the proposed merger transaction. Information about the directors and executive officers of Great Western is available in Great Western’s definitive proxy statement for its 2016 annual meeting of stockholders as filed with the SEC on January 4, 2016, and other documents subsequently filed by Great Western with the SEC. Information about the directors and executive officers of HF Financial, is available in HF Financial’s definitive proxy statement, for its 2015 annual meeting of stockholders as previously filed with the SEC on October 16, 2015. Other information regarding the participants and a description of their direct and indirect interests in the transaction, by security holdings or otherwise, is contained in the Registration Statement and the Proxy Statement/Prospectus, and other relevant documents regarding the transaction filed with the SEC. No Offer or Solicitation This communication is not a solicitation of a proxy from any stockholder of HF Financial and is not a substitute for the Proxy Statement/Prospectus sent to the stockholders of HF Financial in connection with the proposed merger. This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of any applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933. #4991193